FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  January 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                               BG Group press release

                                    8 January 2003

                   First gas flows from North Sea Juno development

BG Group, BP and Amerada Hess Ltd today announced that the North Sea Juno project - the second phase of the Easington Catchment Area (ECA) development - entered production on 31 December 2002, with the flow of gas from the Whittle field. This was followed on 2 January 2003 by first gas from the Wollaston field and on 7 January 2003 by first gas from the Minerva field. First gas from the Apollo field is expected in April 2003.


The four Juno fields lie in the southern gas basin off Humberside, and contain a pre-development estimate of around 300 billion cubic feet of gross recoverable reserves. According to the ramp-up programme, three more Minerva wells and the two Apollo wells are scheduled to come into production by the 3rd quarter of 2003.


The Juno development is managed by a joint team drawn from the three partner companies - BG Group, BP and Amerada Hess. The project, together with the ECA Phase One development, represents the accelerated development of the ECA fields by using BP's existing Cleeton/Dimlington export infrastructure. Minerva and Apollo are operated by BG, and Wollaston and Whittle are operated by BP.


Speaking today, BG Executive Vice President for the UK Jon Wormley said:



"Juno owes its success to the innovative and collaborative approach to project management undertaken by each of the partner companies. It also provides a template for the future extension of North Sea production, by using existing infrastructure, minimising costs and sharing expertise."

BP's Group Vice President, Upstream, Scott Urban said:


"We are very pleased with the outstanding results from both the drilling programme for the Whittle and Wollaston wells and the platform modification activities on the Cleeton complex. Notably, this work was delivered with an excellent safety performance. The Juno project is an example of what can be achieved in a mature basin, through partnership and innovation."


His words were echoed by Amerada Hess Development Implementation Manager Tim Kieft, who said:


"Amerada Hess is pleased that the multiple fields of the ECA have been successfully brought on stream through the combined efforts of the owners and their willingness to work together."


 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2001.


Notes to Editors


The GBP270 million development of Minerva, Apollo, Wollaston and Whittle was sanctioned by the UK Government in November 2001.The fields lie in quadrants 42 and 47 of the UK Southern North Sea, with Wollaston and Whittle containing one well each, Minerva containing four and Apollo two. The partner interests in the BG-operated Minerva and Apollo fields are BG: 65% and Amerada Hess: 35%. The partner interests in the BP-operated Wollaston and Whittle fields are BG:
30.77%, BP: 35.50% and Amerada Hess: 33.73%.


Facilities for Minerva and Apollo consist of a sub-sea production system on Apollo and a platform at Minerva, which is normally unmanned. The Apollo sub-sea wells are tied back to the Minerva platform. Minerva fluids - which will be commingled with Apollo fluids - are exported to the BG-operated ECA riser tower for final separation and metering, and subsequently to BP's Cleeton platform for transmission into the BP Cleeton/Dimlington (or Southern North Sea) pipeline system. The Wollaston and Whittle fields have been developed via sub-sea wells and tied back via a manifold and pipeline to the ECA riser tower where they are commingled with fluids from the Minerva (and later Apollo) fields and from the ECA Phase One fields Neptune and Mercury. The Minerva platform allows for future phased developments.


The BG-operated Artemis gas discovery is currently being appraised, and may be included as part of the Juno development in due course. Partner interests in Artemis are the same as for Minerva and Apollo.


BG Group plc -The Integrated Gas Major - works across the spectrum of the gas chain. Active on five continents in some 20 countries, BG operates four business segments - Exploration & Production, LNG, Transmission & Distribution and Power.

BG is a significant holder of hydrocarbon reserves on the UK Continental Shelf, where it operates the Blake, Armada and Easington Catchment Area fields (including two of the Juno fields - Minerva and Apollo). Internationally, BG's operational strategy is to develop gas markets and construct infrastructure in tandem with its exploration interests. BG's core geographical areas are the UK, Egypt, Kazakhstan, South America, India and Trinidad & Tobago.


Enquiries:


BG Media                  Chris Carter                             0118 929 2597



BG Investor Relations     Chris Lloyd/Megan Watson/
                          Brian McCleery                           0118 929 3025


BP Media                  Lynne Staples-Scott                       01224 832564


Amerada Hess Media        Andy Mitchell                            0207 887 2621


Web: www.BG-Group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 08 January 2003                    By: ___Mark Edwards___

                                                     Mark Edwards
                                                     Deputy Company Secretary